EXHIBIT 14
Code of Ethics

It is the policy of Pomeroy IT Solutions, Inc., that its employees, officers, and directors are held to the highest standards of honest and ethical conduct when conducting the affairs of the Company. This Code of Ethics sets out the principles to which all directors, officers and employees of the Company are expected to adhere and advocate in meeting these standards. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the public and other stakeholders. Employees, officers and directors will not commit acts contrary to these standards of ethical conduct nor shall they condone the commission of such acts by others within the Company.

General Standards of Ethical Behavior

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Promote the best interests of the Company at all times; conduct their personal and professional affairs in a way that avoids both real and apparent conflicts of interest between their interests and the interests of the Company; and refrain from engaging in any activity that would compromise their professional ethics or otherwise prejudice their ability to carry out their duties to the Company.

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Communicate and report financial information in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will be able to quickly and accurately determine their significance and consequence.

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Encourage open communication and full disclosure of financial information by providing a well understood process under which management is kept informed of financial information of importance, including any departures from sound policy, practice, and accounting norms.

•	Ensure that all relevant staff members understand the Company’s open communication and full disclosure standards and processes.
•	Refrain from disclosing confidential information acquired in the course of their work except where authorized, unless legally obligated to do so.
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Inform subordinates, as appropriate, regarding the confidentiality of information acquired in the course of their work and monitor, as needed, to ensure that subordinates maintain that confidentiality.

•	Refrain from using or appearing to use confidential information acquired in the course of their work for unethical or illegal advantage, either personally or indirectly through others.

Standards Regarding Financial Records and Reporting

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Establish appropriate systems and procedures to ensure that business transactions are recorded on the Company’s books in accordance with Generally Accepted Accounting Principals, established company policy, and appropriate regulatory pronouncements and guidelines.

•	Establish appropriate policies and procedures for the protection and retention of accounting records and information as required by applicable law, regulation, or regulatory guidelines.
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Establish and administer financial accounting controls that are appropriate to ensure the integrity of the financial reporting process and the availability of timely, relevant information for the safe, sound, and profitable operation of the Company.

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Completely disclose all relevant information reasonably expected to be needed by the Company’s internal and external auditors for the full, complete, and successful discharge of their duties and responsibilities.

Compliance with Laws
Directors, officers and employees of the Company must respect and follow the laws, rules and regulations of the local, state and federal governments. If any such law, rule or regulations conflicts with a policy in this Code, you must comply with the applicable law, rule or regulation; however, if a local customer or policy conflicts with this Code, you must comply with the Code.

Compliance with Code of Ethics
If employees have knowledge or are suspicious of any non-compliance with any section of this Code or are concerned whether circumstances could lead to a violation of this Code or are concerned whether circumstances could lead to a violation of this Code, they should discuss the situation with their immediate supervisor. The employee may contact a member of the Company’s internal corporate governance team or any director serving on the Company’s Audit Committee directly for advice if the circumstances are such that it would be inappropriate to involve their immediate supervisor. The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation or suspected violation.

If directors or executive officers have knowledge or are suspicious of any non-compliance with any section of this Code or are concerned whether circumstances could lead to a violation of this Code, they should discuss the situation with the Audit Committee of the Company.

Accountability for Adherence to the Code
All directors, officers and employees are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. Discipline may, when appropriate, include dismissal.

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